UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, October 2, 2023—Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program September 12, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE through March 31, 2024 pursuant to an agreement with Arctic Securities AS and its subsidiary, Arctic Securities LLC (“Arctic”).

For the period from and including September 25 through 29, 2023, Seadrill purchased a total of 366,138 shares at an average price of $45.62 per share. The transactions effected through the agreement with Arctic comprise all the transactions effected by or on behalf of Seadrill Limited during the period.

Transaction overview

Date	Trading Venue	Aggregated daily volume (number of shares)	Weighted average share price (USD)	Total daily transaction value (USD)
25 Sept. 2023	OSE	8,359	44.69	373,534
25 Sept. 2023	NYSE	68,000	44.86	3,050,140
26 Sept. 2023	OSE	10,069	44.75	450,626
26 Sept. 2023	NYSE	50,308	45.11	2,269,298
27 Sept. 2023	OSE	11,216	45.70	512,568
27 Sept. 2023	NYSE	67,500	46.02	3,106,296
28 Sept. 2023	OSE	5,581	46.26	258,178
28 Sept. 2023	NYSE	103,050	46.42	4,783,499
29 Sept. 2023	OSE	5,676	45.69	259,352
29 Sept. 2023	NYSE	36,379	45.05	1,638,981
Period total	OSE	40,901	45.34	1,854,257
	NYSE	325,237	45.65	14,848,214
	Total	366,138	45.62	16,702,471
Previously disclosed totals (accumulated)	OSE	119,990	47.09	5,650,574
	NYSE	657,841	47.01	30,928,108
	Total	777,831	47.03	36,578,681
Program total	OSE	160,891	46.65	7,504,831
	NYSE	983,078	46.56	45,776,322
	Total	1,143,969	46.58	53,281,153

The issuer’s holding of own shares: 1,143,969

Following the completion of the above transactions, Seadrill Limited owned a total of 1,143,969 of its own shares, corresponding to 1.43% of Seadrill Limited’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Arctic Securities that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Lydia Brantley Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: October 2, 2023	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.